Exhibit 99.1

Global Mofy Metaverse Reports Record 2023 Financial Year Results

Company to Host Earnings Conference Call on Thursday, February 1, 2024, at 8.30 am ET

-	Record Revenues of $26.9 million, up 56.4% from year ago, the highest revenue in company’s history

-	Gross profit and net income both reached historical high of $14.5 million and $6.6 million, respectively; with a 54% gross marginBeijing, CHINA, Jan. 30, 2024 (GLOBE NEWSWIRE) -- Global Mofy Metaverse Limited (the “Company” or “Global Mofy Metaverse”) (NASDAQ: GMM), a technology solutions provider engaged in virtual content production and digital assets development for the metaverse industry, today reported its financial results for the fiscal year ended September 30, 2023.

Fiscal Year 2023 Financial Highlights:

●	Total revenues increased by $9.7 million or 56.4%, from $17.2 million for FY 2022, to $26.9 million for FY 2023.

●	Gross profit increased by $10.4 million, 253.1% from $4.1 million for FY 2022 to $14.5 million for FY 2023.

●	Gross margin improved from 23.9% for FY2022 to 54.0% for FY2023.

●	Net income grew significantly to $6.6 million with earnings per share of $0.26 in FY 2023, as compared to a net loss of $0.3 million with loss per share of $0.01 for the same period of last year.

●	Revenue from high margin 3D Digital Asset Licensing business up 186.3% YoY to $11.5 million, accounting for 42.8% of the total sales.

●	Intangible Asset totaled about $6.5 million as of FY 2023, v.s. $0 million as of FY2022.

●	In October 2023, the Company completed its $6 million Initial Public Offering on NASDAQ.

	For the Years Ended September 30,
(in $ millions, except earnings per share; differences due to rounding)	2023	2022	% Change
Revenues	$26.9	$17.2	56.4%
Gross profit	14.5	4.1	253.1%
Gross margin	54.0%	23.9%	30 percentage point
Income from operations	7.6	(0.3)	2760.6%
Net income	6.6	(0.3)	2569.9%
Net income per share – Basic and Diluted	0.26	(0.01)	2700.0%

Haogang Yang, CEO of the Company commented, “In fiscal year 2023, we achieved exceptional results, highlighted by significant milestones. Our revenue reached an all-time high, primarily driven by the rapid growth of our digital asset licensing business and the resurgence of the virtual production industry. Total revenues increased by 56.4% to $26.9 million, marking a new record for our Company.”

“We strategically optimized our revenue structure, with digital asset licensing-related revenue accounting for 42.8% of our total revenue. This high-margin sector experienced a remarkable growth of 186.3% compared to the previous year.

“Our focus on research and development yielded impressive outcomes, as our digital asset innovations gained recognition and adoption in the metaverse industry. We successfully capitalized on these achievements, converting them into revenue-generating assets, and reducing R&D costs.

“We also achieved historic highs in gross profit and gross profit margin, driven by our expansion in the digital asset application field and our leading position in the metaverse industry.”

“Lastly, our net income soared to $6.6 million, a significant increase compared to the previous year’s net loss. This remarkable growth was propelled by the optimization of our revenue structure and the increasing proportion of high-margin digital asset licensing business.

“With successfully completion of our initial public offerings with $6 million in October 2023 and follow-on offerings of $10 million early January 2024, we believe we have strong balance sheet and sufficient working capital to support our business growth for year 2024.

“In conclusion, our Company’s exceptional performance in fiscal year 2023, with record revenue, optimized revenue structure, successful R&D capitalization, unprecedented gross profit, and a substantial increase in net profit, positions us for continued success. We remain committed to the development of digital assets and leveraging our position in the metaverse industry to drive sustained growth and create substantial value.”

Fiscal Year 2023 Financial Results:

Revenues

Total revenues increased by $9.7 million or 56.4%, from $17.2 million for the year ended September 30, 2022, to $26.9 million for the year ended September 30, 2023. The following table sets forth a breakdown of our revenues:

	For the Years Ended September 30,
	2023	2022	Variance
	Amount	Amount	Amount	%
Virtual technology service	$15.4	$12.5	$2.8	22.7%
Digital marketing	—	0.6	(0.6)	(100)%
Digital asset development and others	11.5	4.0	7.5	186.3%
Total	$26.9	$17.2	$9.7	56.4%

-	Virtual technology service revenues accounted for 57.2% and 72.9% of total revenues in fiscal years 2023 and 2022, respectively. Revenue from virtual technology service increased by $2.8 million, or 22.7%, from fiscal year 2022 to fiscal year 2023, driven by the recovery of the Chinese movie and TV industries.

-	Revenues from digital marketing accounted for 0.0% and 3.7% of total revenues in fiscal years 2023 and 2022, respectively, due to adjusted business mechanisms and a focus on higher-margin lines.

-	Revenues from digital asset development and others accounted for 42.8% and 23.4% of total revenues in fiscal years 2023 and 2022, respectively. Revenue from digital asset development increased by $7.5 million, or 186.3%, from fiscal year 2022 to fiscal year 2023, driven by the popularity of the metaverse concept and expansion into game production and cultural tourism businesses.

Cost of revenues

Total cost of revenues decreased from $13.1 million for the year ended September 30, 2022, to $12.4 million for the year ended September 30, 2023.

-	The cost of revenues for virtual technology service increased by $0.1 million, or 1.1%, from $9.5 million for the fiscal year 2022 to $9.6 million for the fiscal year 2023. It includes outsourcing costs, staff costs, and overhead related to content production. The cost of revenues was varied in accordance with different projects.

-	The cost of revenues for digital marketing was $nil in fiscal year 2023 primarily due to we do not recognize revenue for this period. In 2022, we entered into agency agreements with customers, eliminating significant costs for ad inventories and advertising services.

-	The cost of revenues for digital asset development and others decreased by $0.4 million, or 14.1%, from $3.2 million for the fiscal year 2022 to $2.7 million for the fiscal year 2023.The decrease was mainly due to the Company acquired less complex digital assets from external suppliers in the current fiscal year which reduced the overall development and related cost.

Gross profit and margin

As a result of changes in revenue and cost of revenues, gross profit increased by $10.4 million, or 253.1% from $4.1 million for the year ended September 30, 2022 to $14.5 million for the year ended September 30, 2023. The following table sets forth a breakdown of our gross profit and gross margin by services offered for the years ended September 30, 2023 and 2022:

	For the Years Ended September 30,
	2023		2022		Variance
	Gross profit	GM%	Gross profit	GM%	Amount	%
Virtual technology service	$5.8	37.5%	$3.0	24.1%	$2.7	90.6%
Digital marketing	—	—	0.3	41.4%	(0.3)	(100.0)%
Digital asset development and others	8.8	76.2%	0.8	20.6%	7.9	957.0%
Total	$14.5	54%	$4.1	23.9%	$10.4	253.1%

-	The gross margin increased from 23.9% to 54% in fiscal year 2023. The improvement was driven by higher gross profit margins for virtual technology services, which increased from 24.1% to 37.5%. Additionally, the gross profit margin for digital asset development and others was 76.2% in fiscal year 2023, reflecting the higher margins typically seen in this business line. The increase in gross margin for both segments was attributed to completing higher-margin projects and selling processed digital assets.

Operating expenses

Operating expenses rose by $2.5 million, or 56.4%, from $4.4 million for the fiscal year 2022 to $6.9 million for the fiscal year 2023. This increase was mainly driven by a $2.0 million rise in general and administrative expenses and increase of $0.3 million in research and development expenses.

-	Selling expenses, which include salary and benefit expenses for sales and marketing personnel, increased by $0.1 million, or 91.5%, from $0.2 million for the FY2022 to $0.3 million for FY2023. These expenses represent a small portion of total revenues and are not directly correlated with revenue growth.

-	General and administrative (“G&A”) expenses, including salaries, professional service fees, and office expenses, increased by $2.0 million, or 192.5%, from $1.0 million for FY2022 to $3.0 million for FY2023. This increase was primarily due to higher professional service fees related to the initial public offering, amortization of intangible assets, and provision for doubtful accounts. G&A expenses represent 11.3% and 6.1% of total revenues for the years ended September 30, 2023 and 2022, respectively.

-	Research and development expenses, covering employee salaries, overhead, and outsourced development costs, increased by $0.3 million, or 10.5%, to $3.5 million for the FY2023, from $3.2 million for the same period in 2022. This slight increase is primarily due to less ongoing research and development projects as we have substantially completed our initial research of the digital assets related techniques, and commenced development stage.

Net income

As a result of the foregoing, we recorded a net income of $6.6 million for the year ended September 30, 2023, as compared to a net loss of $0.3 million for the year ended September 30, 2022.

Recent developments

On January 11, 2024, the Company announced its strategic investment in MERAEDU, marking its entrance into the vocational education sector. The RMB 8 million funding round was led by the Anji County Government Industrial Guidance Fund, with Global Mofy Metaverse as a co-investor.

On January 04, 2024, the Company announced the registration of its subsidiary, Global Mofy Technology LLC, in California, the United States, aiming to expand its virtual content production business overseas, and to delve into the overseas digital entertainment markets.

On December 29, 2023, the Company entered into securities purchase agreements with institutional investors for a follow-on offering of $10 million, resulting in the issuance of 1,379,313 ordinary shares and warrants. This increased the total number of issued and outstanding ordinary shares to 28,545,468.

On December 19, 2023, the Company announced the success of “The Future Handbook,” an artificial intelligence-themed short film series produced in collaboration with bilibili. This collection of multi-universe sci-fi films is directed by promising young directors, exploring the captivating domain of AI.

On December 06, 2023, the Company has been honored with the prestigious “Most Valuable Investment Chinese Concept Stock” award at the 8th Zhitong Finance Capital Market Annual Conference and Listed Company Awards Ceremony, held in Shenzhen, China.

On November 24, 2023, the Company and ELLE CHINA, ELLE MEN CHINA have forged a long-term partnership, embarking on an eagerly anticipated collaboration that promises mutual promotional benefits and an array of exciting projects in the realm of advertising and beyond.

In October 2023, the Company closed its initial public offering, issuing 1,240,000 ordinary shares. The underwriter exercised its over-allotment option for an additional 40,000 ordinary shares. After the IPO, the total number of issued and outstanding ordinary shares reached 27,166,155.

Earnings Conference Call

The Company’s management team including CEO, CFO and CTO will host a conference call to discuss its 2023 annual results at 8.30 am US Eastern Time on Thursday February 1, 2024. To attend the conference call, please use the information below.

Date/Time 8.30 am US Eastern Time (5.30 am US Pacific Time/9.30 pm Beijing Time) on Thursday, February 1, 2024.

Conference Title: Global Mofy Metaverse Fiscal Year 2023 Earnings Call

To attend the conference call, please dial in via:

Beijing +86 (10) 58084199 (Chinese)

Beijing +86 (10) 58084166 (English)

China 400 810 8228 (Chinese)

Hong Kong +852 30051313

Hong Kong +852 30051355 (Chinese)

U.S. +1 646 2543594 (English)

The meeting password is 640770 for all participants dialing in.

This conference call will be broadcast live on the Internet and can be accessed by all interested parties at:
https://roadshowing.com/roadshowing/info.html?id=90435&lang=en.

The website login password is 265036. Please access the link at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software.

About Global Mofy Metaverse Limited

Headquartered at Beijing, Global Mofy Metaverse Limited is a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry. Utilizing its proprietary “Mofy Lab” technology platform which consists of cutting-edge three-dimensional (“3D”) rebuilt technology and artificial intelligence (“AI”) interactive technology, the Company creates 3D high definition virtual version of a wide range of physical world objects such as characters, objects and scenes which can be used in different applications such as movies, TV series, AR/VR, animation, adverting and gaming. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 30,000 high precision 3D digital assets. With its strong technology platform and industry track record, Global Mofy Metaverse is able to attract high-profile customers and earn repeat business. The Company primarily operates in two lines of business (i) virtual technology service and (ii) digital asset development and others. We had another business line of digital marketing in the fiscal years ended September 30, 2022 and 2021. For more information, please visit: www.globalmofy.cn/, ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company

Global Mofy Metverse Ltd.

Investor Relations Department

Email: ir@mof-vfx.com

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214

GLOBAL MOFY METAVERSE LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of September 30,
	2023	2022
	US$	US$
ASSETS
Current Assets
Cash	$10,437,580	$1,136,064
Short-term investments	780,000	—
Accounts receivable, net	3,286,330	2,101,665
Accounts receivable – related party	—	298,587
Advance to vendors	2,593,887	1,543,294
Due from related party	—	182,751
Loans receivable – current	287,829	295,213
Prepaid expenses and other current assets, net	507,336	395,842
Total current assets	17,892,962	5,953,416

Non-current assets
Property and equipment, net	34,431	37,806
Intangible assets	6,505,792	—
Operating lease right-of-use assets	954,771	147,099
Loans receivable – noncurrent	447,505	458,986
Advance to vendor – noncurrent	1,020,874	1,800,000
Prepaid expenses and other non-current assets, net	262,986	129,222
Total non-current assets	9,226,359	2,573,113
Total Assets	$27,119,321	$8,526,529

LIABILITIES AND EQUITY
Current Liabilities
Short-term bank loans	$2,442,609	$1,532,073
Loans from third parties	22,615	108,245
Accounts payable	531,091	952,249
Advance from customers	345,838	1,154,100
Tax payable	1,555,059	474,370
Accrued expenses and other liabilities	555,440	327,641
Operating lease liabilities – current	293,040	120,418
Total current liabilities	5,745,692	4,669,096

Non-current Liabilities
Loan from third party, noncurrent	—	107,542
Operating lease liabilities – noncurrent	556,674	—
Total non-current liabilities	556,674	107,542
Total Liabilities	6,302,366	4,776,638

Commitments

Equity:
Ordinary shares (US$0.000002 par value, 25,000,000,000 shares authorized, 25,926,155 and 23,618,037 shares issued and outstanding as of September 30, 2023 and 2022, respectively)*	52	47
Additional paid-in capital	16,035,229	5,112,181
Statutory reserves	368,271	39,620
Accumulated earnings (deficit)	5,158,115	(1,065,072)
Accumulated other comprehensive (loss)	(604,182)	(193,324)
Total Global Mofy Metaverse Limited shareholders’ equity	20,957,485	3,893,452
Non-controlling interests	(140,530)	(143,561)
Total equity	20,816,955	3,749,891
Total liabilities and equity	$27,119,321	$8,526,529

GLOBAL MOFY METAVERSE LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Expressed in U.S. Dollars, except for the number of shares)

	For the Years Ended September 30,
	2023	2022	2021
	US$	US$	US$
Revenue
Revenue from third parties	$26,889,911	$14,540,300	$14,268,184
Revenue from related parties	—	2,647,993	—
Revenue	26,889,911	17,188,293	14,268,184
Cost of revenue	(12,357,934)	(13,072,732)	(10,990,076)
Gross profit	14,531,977	4,115,561	3,278,108

Operating expenses:
Selling expenses	(294,587)	(153,822)	(143,708)
General and administrative expenses	(3,046,037)	(1,041,330)	(1,077,102)
Research and development expenses	(3,546,155)	(3,207,759)	(661,134)
Total operating expenses	(6,886,779)	(4,402,911)	(1,881,944)

Income (loss) from operations	7,645,198	(287,350)	1,396,164

Other (expenses) income:
Interest income	41,230	42,948	42,690
Interest expenses	(126,206)	(74,888)	(25,183)
Other income, net	89,124	54,049	10,488
Total other income, net	4,148	22,109	27,995

Income (loss) before income taxes	7,649,346	(265,241)	1,424,159
Income tax expense	(1,098,087)	—	(9,992)
Net income (loss)	6,551,259	(265,241)	1,414,167
Net (loss) income attributable to non-controlling interest	(579)	1,981	(2,295)
Net income (loss) attributable to Global Mofy Metaverse Limited	$6,551,838	$(267,222)	$1,416,462

Comprehensive (loss) income
Net income (loss)	$6,551,259	$(265,241)	$1,414,167
Foreign currency translation (loss) gain	(407,248)	(198,124)	7,983
Total comprehensive income (loss)	6,144,011	(463,365)	1,422,150
Comprehensive income attributable to non-controlling interests	3,031	2,304	4,259
Comprehensive income (loss) attributable to Global Mofy Metaverse Limited	$6,140,980	$(465,669)	$1,417,891

Earnings (loss) per common share
– Basic and diluted*	$0.26	$(0.01)	$0.06

Weighted average number of common shares outstanding
– Basic and diluted*	25,021,246	23,441,484	23,015,777

GLOBAL MOFY METAVERSE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	For the Years Ended September 30,
	2023	2022	2021
	US$	US$	US$
Cash flows from operating activities
Net income (loss)	$6,551,259	$(265,241)	$1,414,167
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	439,279	27,852	23,140
Amortization of operating lease right-of-use assets	184,427	151,863	147,482
Provision for doubtful accounts, net of recovery	1,204,551	(16,084)	21,422

Changes in operating assets and liabilities:
Accounts receivable, net	(1,684,402)	3,565,011	(5,302,583)
Accounts receivable – related party	301,136	(324,116)	—
Advances to vendors	(766,921)	(3,356,195)	662,025
Prepaid expenses and other current assets	1,518,313	(16,901)	(323,016)
Prepaid expenses and other noncurrent assets	(65,892)	61,142	—
Accounts payable	(411,037)	(1,823,331)	1,405,228
Advance from customers	(809,364)	738,642	49,877
Taxes payable	1,129,748	29,585	485,017
Accrued expenses and other liabilities	(1,549,218)	281,003	33,716
Lease liabilities	(265,773)	(190,457)	(89,756)
Net cash provided by (used in) operating activities	5,776,106	(1,137,227)	(1,473,281)

Cash flows from investing activities
Purchase of property and equipment	(9,782)	(28,839)	(51,683)
Purchase of intangible assets	(7,156,636)	—	—
Purchase of short-term investments	(750,000)	—	—
Collection of loans to related parties	184,311	—	112,644
Loans to third parties	(2,400,000)	—	(501,752)
Loans to related party	—	(198,376)	—
Collection of loans to third parties	2,400,000	61,039	359,602
Net cash used in investing activities	(7,732,107)	(166,176)	(81,189)

Cash flows from financing activities
Borrowings from third parties	(217,629)	234,237	1,060,364
Repayments of third parties loans	23,393	(1,243,667)	—
Proceeds from short-term bank loans	2,526,658	1,785,143	1,059,849
Repayments of short-term bank loans	(1,545,149)	(1,174,487)	(302,583)
Deferred offering cost	(70,867)	(131,634)	—
Capital contributions	10,923,053	2,000,000	805,722
Net cash provided by financing activities	11,639,459	1,469,592	2,623,352
Effect of foreign exchange rate on cash	(381,942)	(118,819)	11,054
Net increase in cash	9,301,516	47,370	1,079,936
Cash at the beginning of the year	1,136,064	1,088,694	8,758
Cash at the end of the year	$10,437,580	$1,136,064	$1,088,694

Supplemental disclosures of cash flow information:
Income taxes paid	$258	$—	739
Interest paid	$126,206	$74,888	$25,183

Non-cash transactions of investing and financing activities:
Initial recognition of right-of-use assets	$1,022,582	$—	$313,741